UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): November 16, 2020

Jet Token Inc.

(Exact name of issuer as specified in its charter)

Delaware	32-0570872
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

10845 Griffith Peak Drive, Suite 200 Las Vegas, Nevada	89135
(Address of principal executive offices)	(Zip code)

(702) 747-4000

(Issuer’s telephone number, including area code)

Non-voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Jet Token Management Inc., a subsidiary of Jet Token Inc. (the “Company”), entered into an Executive Aircraft Management and Charter Services Agreement, dated as of November 16, 2020, with Great Western Air, LLC (DBA Cirrus Aviation Services, LLC) (“Cirrus”) pursuant to which Cirrus has agreed to provide for the management, operation, and maintenance of the Company’s HondaJets.

The Agreement with Cirrus is attached as Exhibit 6.1 hereto.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Las Vegas, Nevada, on November 16, 2020.

Jet Token Inc.

/s/ George Murnane
By: George Murnane, Chief Executive Officer